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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             TECHFORCE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            EQUANT ACQUISITION CORP.
                           EQUANT HOLDINGS U.S., INC.
                                  EQUANT N.V.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   878331107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              RICHARD H. BLAUSTEIN
                                 VICE-PRESIDENT
                            EQUANT ACQUISITION CORP.
                     C/O EQUANT INTEGRATION SERVICES, INC.
                           3 PARK AVENUE, 25TH FLOOR,
                            NEW YORK, NEW YORK 10016
                           TELEPHONE: (212) 251-2001
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               SARAH HEWITT, ESQ.
                  BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 703-1319

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------
                   $73,350,333                                           $14,670
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

 * Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $8.50 cash per share, 8,280,765 shares and 1,107,060 in-the-money options outstanding as of June 28, 1999 and a maximum of 3,606 shares that may be issued pursuant to the Subject Company's employee stock purchase plan. The Transaction Valuation reflects the purchase of the 8,280,765 shares and the in-the-money options and employee stock purchase plan shares (net of the receipt of the exercise or purchase price therefor).

** 1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:                         Filing Party:
         Form or Registration No:                           Date Filed:
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

                                     14D-1

    CUSIP NO. 878331107                                   PAGE 2 OF 8 PAGES

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (ENTITIES ONLY)
           Equant N.V.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS PF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZEN OR PLACE OF ORGANIZATION The Netherlands
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           844,874 shares of Common Stock pursuant to Voting and Tender
           Agreements dated as of June 30, 1999(1)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 10.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                     14D-1

    CUSIP NO. 878331107                                   PAGE 3 OF 8 PAGES

---------------------------------------------------------------------------

  1.       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (ENTITIES ONLY)
           Equant Holdings U.S., Inc.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZEN OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           844,874 shares of Common Stock pursuant to Voting and Tender
           Agreements dated as of June 30, 1999(1)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 10.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                     14D-1

    CUSIP NO. 878331107                                   PAGE 4 OF 8 PAGES

---------------------------------------------------------------------------

  1.       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (ENTITIES ONLY)
           Equant Acquisition Corp.
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZEN OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           844,874 shares of Common Stock pursuant to Voting and Tender
           Agreements dated as of June 30, 1999(1)
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 10.2%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

     This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by Equant Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Equant Holdings U.S., Inc., a Delaware corporation (the "Parent") and itself an indirect wholly owned subsidiary of Equant N.V., a company organized under the laws of The Netherlands (the "Ultimate Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of TechForce Corporation, a Georgia corporation (the "Company"), at a purchase price of $8.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is TechForce Corporation. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is common stock, par value $0.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser, the Parent and the Ultimate Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser, the Parent and the Ultimate Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor the Parent nor the Ultimate Parent nor, to the best knowledge of the Purchaser or the Parent or the Ultimate Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) Since January 1, 1996, there have been no transactions which would be required to be disclosed under this Item 3 (a) between any of the Purchaser or the Parent or the Ultimate Parent or, to the best knowledge of the Purchaser and the Parent and the Ultimate Parent, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement") of the Offer to Purchase and in Exhibit (c)(1) of this Schedule 14D-1 is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and Section 11 of the Offer to Purchase and in Exhibit
(c)(1) of this Schedule 14D-1, since January 1, 1996, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3 (b) between any of the Purchaser or the Parent or the Ultimate Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser, the Parent and the Ultimate Parent, any of those persons listed in
Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser, the Parent and the Ultimate Parent") of Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser, the Parent and the Ultimate Parent"),
Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 8, Section 10,
Section 11 and Section 12 of the Offer to Purchase, none of the Purchaser and the Parent and the Ultimate Parent nor, to the best knowledge of the Purchaser and the Parent and the Ultimate Parent, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser, the Parent and the Ultimate Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated July 7, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter from the Dealer Manager to Brokers, Dealers,
        Commercial Banks, Trust Companies and Nominees.
(a)(5)  Letter to clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Nominees.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Summary Advertisement as published on July 7, 1999.
(a)(8)  Joint Press Release issued by the Company and Equant N.V. on
        June 30, 1999.
(b)     Not applicable.
(c)(1) Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
        Acquisition Corp. and TechForce Corporation.
(c)(2)  Voting and Tender Letter Agreements, dated as of June 30,
        1999, by and among Equant N.V., Equant Holdings U.S., Inc.,
        Equant Acquisition Corp. and certain shareholders of the Company.
(c)(3) Indemnification Agreement, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
        Acquisition Corp. and John A. Koehler.
(c)(4)  Confidentiality Agreement dated June 18, 1998 between Equant
        Integration Services, Inc. and TechForce Corporation and
        Modification Agreement dated May 18, 1999.
(c)(5)  Exclusivity Letter.
(c)(6)  Option Election Form.
(c)(7)  Employment Letters, each dated June 29, 1999, between the
        Company and each of John A. Koehler, Jerrel W. Kee, James
        Macchiarola and Robert Harvey.
(c)(8)  Confidentiality and No-Solicitation Agreements, each dated
        June 30, 1999, between the Company and each of Jerrel W.
        Kee, James Macchiarola and Robert Harvey; and
        Confidentiality, No-Solicitation and Non-Compete Agreement dated June 30, 1999 between the Company and John A. Koehler.
(c)(9) Indemnification Agreements, dated as of June 30, 1999, by and between the Company and each member of the Board of Directors.
(d)     Not applicable.
(e)     Not applicable.
(f)     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          EQUANT N.V.

                                          By: /s/ RICHARD H. BLAUSTEIN

                                            ------------------------------------
                                            Name: Richard H. Blaustein
                                            Title: Authorized Signatory

                                          EQUANT HOLDINGS U.S., INC.

                                          By: /s/ RICHARD H. BLAUSTEIN

                                            ------------------------------------
                                            Name: Richard H. Blaustein
                                            Title: Authorized Signatory

                                          EQUANT ACQUISITION CORP.

                                          By: /s/ RICHARD H. BLAUSTEIN

                                            ------------------------------------
                                            Name: Richard H. Blaustein
                                            Title: Vice President

Date: July 7, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
  NO.                            DESCRIPTION                             NO.
-------                          -----------                             ----
(a)(1)   Offer to Purchase dated July 7, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter from the Dealer Manager to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published on July 7, 1999.
(a)(8)   Joint Press Release issued by the Company and Equant N.V. on
         June 30, 1999.
(c)(1)   Agreement and Plan of Merger, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
         Acquisition Corp. and TechForce Corporation.
(c)(2)   Voting and Tender Letter Agreements, dated as of June 30,
         1999, by and among Equant N.V., Equant Holdings U.S., Inc.,
         Equant Acquisition Corp. and certain shareholders of the
         Company.
(c)(3)   Indemnification Agreement, dated as of June 30, 1999, by and among Equant N.V., Equant Holdings U.S., Inc., Equant
         Acquisition Corp. and John A. Koehler.
(c)(4)   Confidentiality Agreement dated June 18, 1998 between Equant
         Integration Services, Inc. and TechForce Corporation and
         Modification Agreement dated May 18, 1999.
(c)(5)   Exclusivity Letter.
(c)(6)   Option Election Form.
(c)(7)   Employment Letters, each dated June 29, 1999, between the
         Company and each of John A. Koehler, Jerrel W. Kee, James
         Macchiarola and Robert Harvey.
(c)(8)   Confidentiality and No-Solicitation Agreements, each dated
         June 30, 1999, between the Company and each of Jerrel W.
         Kee, James Macchiarola and Robert Harvey; and
         Confidentiality, No-Solicitation and Non-Compete Agreement
         dated June 30, 1999 between the Company and John A. Koehler.
(c)(9)   Indemnification Agreements, dated as of June 30, 1999, by
         and between the Company and each member of the Board of
         Directors.